August 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Edwin Kim

RE:	AYRO, Inc. Registration Statement on Form S-3 Filed on August 3, 2020 File No. 333-240314 Withdrawal of Request for Acceleration

Dear Mr. Kim:

We hereby withdraw until further notice the request for acceleration of effectiveness of our Registration Statement on Form S-3 (File No. 333-240314), per our letter dated Monday, August 10, 2020.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours,

AYRO, INC.

By:	/s/ Curtis Smith
Curtis Smith Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Matthew L. Fry, Esq., Haynes and Boone, LLP